UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-49799
CUSIP NUMBER 690370101

(Check one):	☐ Form 10-K or 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q or 10-QSB	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Overstock.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6350 South 3000 East
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report of Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has been unable to complete its financial statements for the quarter ended September 30, 2009, as it is continuing to analyze the proper accounting treatment for $785,000 the registrant received during the first quarter of 2009 as repayment  under a new agreement with the vendor for amounts the registrant overpaid to the vendor in 2008 and early 2009.  The registrant believes the amount is properly recognizable in the first quarter of 2009, when the cash was received.  However, the registrant is continuing to review the issue, and may ultimately conclude that the amount should have been recognized in 2008.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen J. Chesnut	801	947-3100
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Overstock.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM, INC.
Date:	November 9, 2009	By:	/s/ Stephen J. Chesnut
Name: Stephen J. Chesnut
Title: Senior Vice President, Finance

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).